Exhibit 99.1

Acorn International’s Shareholders Approve Going Private Transaction

SHANGHAI, January 22, 2021 -- Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading marketing and branding company in China, today announced that at an extraordinary general meeting of shareholders (the “EGM”) held today, the Company’s shareholders voted in favor of, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) with First Ostia Port Ltd., a Cayman Islands exempted company (“Parent”), and Second Actium Coin Ltd., a Cayman Islands exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) in connection with the Merger; and the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”).

Approximately 98% of the voting rights of the shares voting in person or by proxy were voted in favor of the proposal to authorize and approve the Merger Agreement, Plan of Merger and the Transactions contemplated by the Merger Agreement, including the merger. A two-thirds majority of the voting power represented by the shares of the Company present and voting in person or by proxy at the EGM was required for approving the merger.

The parties currently expect to complete the merger as soon as practicable, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. Upon completion of the merger, the Company will become a privately held company and its American depositary shares will no longer be listed on the New York Stock Exchange.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. For more information visit www.acorninternationalgroup.com.

Safe Harbor Statement

This news release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “future,” “going forward,” “intends,” “outlook,” “plans,” “target,” “will,” “would,” “potential,” “proposal” and similar statements. Such statements are based on current expectations and current economic, market and operating conditions, and relate to events that involve known or unknown risks, uncertainties, and other factors, all of which are difficult to predict and many of which are beyond control, including whether certain conditions precedent to the Merger will be satisfied, which (if they are not) would mean the Merger may not close, and may cause actual results, performance, actions, or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

Investor Contacts:

Acorn International, Inc.	Compass Investor Relations
Mr. Jacob A. Fisch	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-8888	Phone: +1-310-528-3031
Email: ir@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.acorninternationalgroup.com	www.compassinvestorrelations.com

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